Filed by The Titan Corporation

Subject Company: The Titan Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Registration Statement File No. 333-109725

TO:	Jaycor, Inc. Employee Stock Ownership Plan Participants Who Have Titan Stock Allocated to Their Accounts

FROM:	Titan Corporate Benefits Department

DATE:	February 11, 2004

SUBJECT:	Titan and Lockheed Martin Merger Important Notice Concerning Your Rights Under the Jaycor, Inc. Employee Stock Ownership Plan

The stockholders of The Titan Corporation will be asked to approve the merger agreement by and between The Titan Corporation and Lockheed Martin Corporation at a special meeting of stockholders scheduled for March 16, 2004. As a participant in the Jaycor, Inc. Employee Stock Ownership Plan (“the Plan” or “ESOP”), you may have shares of Titan Common Stock in the Plan and, if you do have shares, you will be sent a copy of the proxy statement/prospectus dated February 9, 2004, and other materials regarding the proposed merger and the applicable voting procedures under separate cover. In addition, the materials will provide you with an opportunity to decide how you want to have your Titan Common Stock converted within the Plan and will explain how the overall voting and election process works according to the terms of our merger agreement with Lockheed Martin (“the merger agreement”).

This notice is being sent to you to alert you to changes within the Plan in connection with the proposed merger and to advise you that a temporary “blackout period” will occur during which you will be unable to direct or diversify investments from the Company Stock Fund or take any Plan distributions. This notice is being sent as required under section 101(i) of the Employee Retirement Income Security Act (“ERISA”).

SHAREHOLDER VOTING AND THE CONVERSION OF TITAN STOCK

If the merger occurs, the Titan Common Stock allocated to your individual account under the Plan may be converted to Lockheed Martin Common Stock (“LMC Common Stock”), or to cash within the Plan, or to a combination of LMC Common Stock and cash within the Plan based on your direction to Union Bank, the Plan’s trustee, regarding your expressed preference, subject to the allocation procedures under the merger agreement and the requirements of the Employee Retirement Income Security Act of 1974, as amended. Under the allocation procedures of the merger agreement, 50% of the total number of outstanding shares of Titan Common Stock (excluding shares held by Titan stockholders who have perfected dissenters’ rights and any shares held by Lockheed Martin or Titan) must be exchanged for LMC Common Stock and 50% of the outstanding Titan shares must be exchanged for cash. This may involve some adjustment to individual choices regarding receiving LMC Common Stock, cash, or a combination of both for your Titan Common Stock.

To the extent you receive cash for your Titan shares in the Plan, the cash will automatically be invested in the Fidelity Institutional Cash Portfolio US Government Portfolio CL-I #57 Fund within the Plan. The Trustee may later reallocate this to other investments.

As part of the overall process, all Titan shareholder votes and elections regarding the form of merger consideration will need to be tabulated. Also, depending on the overall elections between cash and stock, there may need to be adjustments made to meet the overall 50-50 cash and stock requirement.

BLACKOUT NOTICE

To give time for the necessary tabulations and possible necessary adjustments, there will be a temporary blackout period where Plan participants will not be able to perform any transactions in the Company Stock Fund and will not be able to take any Plan distributions. The blackout period is expected to begin on March 12, 2004 at 4:00 PM eastern time and end during the week of March 21, 2004. During this time, you can determine whether the blackout has started or ended by calling the Plan’s administrator, Pat Hernandez at 858.720.4038 or by sending an e-mail to jaycoresop@titan.com.

During the blackout period, you will be unable to direct or diversify the company stock assets held in your Plan account or take any distributions from your account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as the market price of individual securities tend to have wider swings, up and down, over short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such company stock from your account during the blackout period.

Again, this notice is being sent as required under section 101(i) of the ERISA. This Blackout Notice is not intended to describe any rights that you would otherwise have under the terms of the Jaycor ESOP in the absence of the blackout. Thus, this Blackout Notice is not intended to state or imply that you have the ability to direct or diversify the assets allocated to your account in the Jaycor ESOP. In addition, this Blackout Notice is not intended to state or imply that you would otherwise have the ability to obtain a distribution from the Jaycor ESOP in the absence of the blackout.

If you have any questions on the blackout, please call Pat Hernandez at 858.720.4038 or send an e-mail to jaycoresop@titan.com.

COMPANY STOCK FUND GOING FORWARD

If the merger is approved, the Company Stock Fund (which will then be invested in LMC Common Stock) will be frozen.

After the blackout period, funds can be transferred out of the Company Stock Fund at any time, subject to any limitations in the Plan; however, no funds may be transferred into the Company Stock Fund. Additionally, dividends of LMC Common Stock will be paid into the Plan in cash and will be invested in accordance with investment directives received from the Plan Trustee. If no investment election is in place, dividends will be invested in the Fidelity Institutional Cash Portfolio US Government Portfolio CL-I #57 Fund.

If you should have any questions on the above information, please call Pat Hernandez at 858.720.4038 or send an e-mail to jaycoresop@titan.com. You may also contact the Plan’s administrator at:

Jaycor ESOP Administrative Committee

3394 Carmel Mountain Road

San Diego, Ca. 92121

Attn: Pat Hernandez

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin pursuant to the terms of the merger agreement between Lockheed Martin and Titan. The proxy statement/ prospectus will be mailed to the stockholders of Titan. Stockholders of Titan and investors are urged to read the proxy statement/prospectus and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger, because they will contain important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, 301.897.6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, 858.552.9400.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus when it becomes available.